August 27, 1997

Securities and Exchange Commission
Washington,  D.C.

Re:      Delaying Amendment
         Interactive Technologies Corporation, Inc.
         S-4
         Registration No. 333,34191

Please  accept  the  following   amendment  to  above  referenced   registration
statement:

         "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine."

Interactive Technologies Corporation, Inc.


by:/S/Perry West

Perry Douglas West
Chairman and CEO